February 23, 2007

Via EDGAR

Mr. Jorge L. Bonilla

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Anthracite Capital, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-13937

Dear Mr. Bonilla:

Set forth below are the Company’s responses to the comments raised in your letter dated February 2, 2007 regarding the above referenced Form 10-K (“Form 10-K”) for the year ended December 31, 2005. For reference purposes, your comments have been reproduced in this letter with the responses thereto immediately below. We appreciate the time and effort that the Staff has devoted to reviewing our disclosures.

Form 10-K for the year ended December 31, 2005:

Consolidated Financial Statements

Consolidated Statements of Cash Flow, page 68

1.

We have read your response to prior comment four and noted that some of your restricted cash equivalents relate to derivatives instruments and hedging activities related to securities held as trading assets. Also, it appears from your response that your cash flows statement presentation of this restricted cash is based on your ability to withdraw funds from the restricted cash account. Please explain to us how SFAS 95 supports your position and address the following comments:

•

Explain how you considered reporting the cash flows from the restricted cash equivalents within operating activities, the same category as cash flows from trading securities and trading derivatives, the apparent activity that is the source of cash flows for the item.

Response: The Company’s trading derivatives consist of swap agreements which the Company considers economic hedges, pursuant to which the Company and counterparty are exchanging cash flows as required by the swap contract. These economic hedges are not designated in hedging relationships for accounting purposes. For example, the Company will enter into an interest rate swap agreement whereby the Company agrees to pay a fixed rate of interest to the counterparty and the counterparty agrees to pay the Company a floating rate of interest. These periodic payments are included within operating activities on the Company’s Consolidated Statement of Cash Flows. In addition, if such contract was terminated prior to maturity, the cash required to be paid by the Company or counterparty would be classified within operating activity on the Company’s Consolidated Statement of Cash Flows. In

Anthracite Capital, Inc.

February 23, 2007

connection with these swap agreements, the Company may receive cash collateral from the counterparty when the market value of a swap agreement moves adversely against the counterparty. The Company records the receipt of the cash collateral as restricted cash on its Consolidated Balance Sheet. At times, the market value of the swap agreement will move adversely against the Company and the Company will be required under the swap contract to return cash collateral to the counterparty. The Company records this disbursement as a reduction of restricted cash on its Consolidated Balance Sheet. The Company does not view the movements into and out of restricted cash related to maintaining collateral levels for its swaps as an operating activity in its Consolidated Statement of Cash Flows. Cash balances for swap collateral are restricted as to withdrawal and therefore in the Company’s opinion meet the definition of restricted cash in paragraph 1 of Rule 5-02 of Regulation S-X. Although SFAS 95 does not specifically address cash collateral that is set aside for a derivative contract that is treated as a trading derivative, the Company believes that, because of the restrictions on such cash, it most closely resembles cash in an investment. A cash balance on deposit in a restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, the Company records the increases and decreases of cash collateral required by such contracts in restricted cash as the creation or return of an investment, which should be presented as an investing activity in its Consolidated Statement of Cash Flows.

•

Tell us the amount of restricted cash equivalents related to the trading derivatives and hedging activities related to trading securities, the level of your control over the restricted cash, including but not limited to the conditions for its release.

Response: As of December 31, 2005 and 2004, the Company had approximately $912,000 and $3,200,000, respectively, of restricted cash relating to trading derivatives. At December 31, 2005 and 2004, the Company had no derivatives designated in hedging relationships, for accounting purposes, related to trading assets. The Company’s control over the restricted cash is limited because the market value of the swap contract is valued on a daily basis and the Company must maintain sufficient liquidity to return the restricted cash to the counterparty for next day settlement.

•

Compare the timing of deposits and withdrawals in the restricted cash equivalents with the activity (purchases, sales and maturities) in your trading portfolio and derivatives instruments to which the restricted cash equivalents related.

Response: The Company had no derivatives designated in hedging relationships, for accounting purposes, relating to trading assets for the three years ended December 31, 2005. As described previously in the first response above, the timing of deposits and withdrawals related to restricted cash activity for trading derivatives is dependent upon the change in the market value of swap agreements between the Company and its counterparties. The purchase of such contracts typically does not require an outlay of cash upon purchase of such contract.

Further to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

Anthracite Capital, Inc.

February 23, 2007

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Please address any comments or questions with respect to the foregoing to the undersigned at 212-810-3340.

Very truly yours,

/s/ James J. Lillis

James J. Lillis
Chief Financial Officer and Treasurer